As Filed with the Securities and Exchange Commission on November 30, 2004

Registration No. 333-119700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRAVELZOO INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4415727**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ralph Bartel
Chief Executive Officer
Travelzoo Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
Fax: (212) 521-4230

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Denis P. McCusker, Esq.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102-2750
(314) 259-2000
Fax: (314) 259-2020

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2004

750,000 Shares



Common Stock

This prospectus relates to resales of up to 750,000 shares of our common stock, par value $.01 per share, by the selling stockholders listed in this prospectus starting on page 11.

The selling stockholders or their transferees may sell their shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See "Plan of Distribution" beginning on page 14.

Our shares are listed on the Nasdaq National Market under the symbol "TZOO." On November 29, 2004, the last reported sale price of our common stock was $79.25 per share.

Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November ___, 2004.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell their shares of our common stock in one or more offerings. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information About Us." The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's offices mentioned under the heading "Where You Can Find More Information About Us."

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We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

SUMMARY

This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 3 *and the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.*

TRAVELZOO INC.

Overview

We are an Internet media company. As the Internet is becoming consumers' preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of users. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current offers from hundreds of travel companies. Our publications include the *Travelzoo* Web site, the *Travelzoo Top 20* e-mail newsletter, and the *Newsflash* e-mail product. We also operate *SuperSearch*, a pay-per-click travel search engine.

More than 300 companies purchase our advertising services, including American Airlines, American Express, Alamo Rent-A-Car, ATA, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, JetBlue Airways, Kimpton Hotels, Marriott Hotels, Ceasers Entertainment, Spirit Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

Our revenues are advertising revenues, consisting of listing fees paid by travel companies to advertise their offers on the *Travelzoo* Web site, in the *Travelzoo Top 20* e-mail newsletter, through the *Newsflash* e-mail alert service and through the *SuperSearch* pay-per-click search engine, and banner advertising sales. Revenues are principally generated from the sale of advertising on our *Travelzoo* Web site and in our *Travelzoo Top 20* newsletter. Listing fees are based on placement, number of listings, number of impressions, or number of click-throughs. Banner advertising rates are based on CPM rates (cost per thousand impressions). Smaller advertising agreements — typically $2,000 or less per month — typically renew automatically each month if they are not terminated by the client. Larger agreements are typically related to advertising campaigns and are not automatically renewed.

Corporate Information

Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022 and our telephone number is (212) 521-4200. Our Web site is http://www.travelzoo.com. Information contained on our Web site is not a part of this prospectus. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

THE OFFERING

Common stock offered by the selling
  stockholders .... 750,000 shares

Common stock outstanding .... 16,233,204 shares as of November 11, 2004[1]

Use of proceeds.................................. We will not receive any proceeds from the sale of shares offered hereby. All such proceeds will be received by the selling stockholders listed in this prospectus under "Selling Stockholders" beginning on page 11.

Risk factors .... See "Risk Factors" beginning on page 3, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market Symbol......... TZOO

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[1] Excludes options to acquire 2,263,349 shares, all of which are currently exercisable at a weighted average exercise price of $1.05 per share.

RISK FACTORS

You should carefully consider the risks described below and all other information contained, and incorporated by reference, in this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Business Model

Our limited operating history makes our business difficult to evaluate.

We have only a limited operating history for you to consider in evaluating our business. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. You must consider the risks, expenses and uncertainties which can materially affect the business of a young company like ours. These risks include uncertainty whether we will be able to:

- increase awareness of the *Travelzoo* brand;
- attract and retain additional travel companies to list their special offers with us;
- attract additional Internet users to the *Travelzoo* Web site;
- increase the functionality of our products and services;
- maintain our current, and develop new, business relationships;
- respond effectively to competitive pressures; and
- continue to develop and upgrade our technology.

We cannot assure you that we will sustain profitability.

Although we have been profitable in the past, there is no assurance that we will continue to be profitable. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among travel companies and Internet users. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to sustain profitability. In this case, the value of the shares of Travelzoo could be reduced.

Fluctuations in our operating results may negatively impact our stock price.

Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

- mismatches between resource allocation and client demand due to difficulties in predicting client demand in a new market;
- changes in general economic conditions that could affect marketing efforts generally and online marketing efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
- our ability to attract and retain key personnel;
- our ability to manage our anticipated growth and expansion;
- our ability to attract traffic to our Web site;

- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically; and

- payments which we make to previous stockholders of Travelzoo.com Corporation who failed to submit requests for shares in Travelzoo Inc. within the required time period.

In addition, we plan to significantly increase our operating expenses related to advertising campaigns for *Travelzoo* and the expansion of our sales and production departments. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

In addition, we are required under Generally Accepted Accounting Principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We may be required to record a significant expense or charge to earnings in our financial statements in the period any impairment of intangible assets is determined.

We depend on two clients for a substantial part of our revenues.

Two of our current clients have each represented a substantial portion of our business in the nine months ended September 30, 2004 and the year ended December 31, 2003. One client has accounted for as much as 11% of our revenue and another client has accounted for as much as 10% of our revenue in those periods. The loss of one client or both clients may result in a significant decrease in our revenues and results of operations, which could have a material adverse effect on our business.

Our business model is unproven and may not be adaptable to a changing market.

Our current revenue model depends on advertising fees paid by travel companies. If current clients decide not to continue advertising their sales and specials with us and we are unable to replace them with new clients, our business may be adversely affected. To be successful, we must provide online marketing solutions that achieve broad market acceptance by travel companies. In addition, we must attract sufficient Internet users with attractive demographic characteristics to our products. It is possible that we will be required to further adapt our business model in response to changes in the online advertising market or if our current business model is not successful. If we are not able to anticipate changes in the online advertising market or if our business model is not successful, our business could be materially adversely affected, which could reduce the value of your shares.

We may not be able to obtain sufficient funds to grow our business and any additional financing may be on terms adverse to your interests.

We intend to continue to grow our business, and intend to fund our current operations and our anticipated growth from the cash flow generated from our operations and our retained earnings. However, these sources may not be sufficient to meet our needs. We may not be able to obtain additional financing on commercially reasonable terms, or at all.

If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares.

If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In October 2004, we completed the private placement sale of 750,000 shares of common stock for gross proceeds of approximately $30.0 million.

Our business may be sensitive to recessions.

The demand for online advertising may be linked to the level of economic activity and employment in the U.S. and abroad. Specifically, our business is dependent on the demand for online advertising from travel companies. The last recession decreased consumer travel and caused travel companies to reduce or postpone their marketing spending generally, and their online marketing spending in particular. If the current economic recovery does not continue, our business and financial condition could be materially adversely affected, which could reduce the value of your shares.

Our operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event.

Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, a significant portion of our network infrastructure is located in Northern California, an area susceptible to earthquakes. We do not have multiple site capacity in the event of any such occurrence. Outages could cause significant interruptions of our service. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these events.

Technological or other assaults on our service could harm our business.

We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We have experienced denial of service attacks in the past, and may experience such attempts in the future. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these events. Any such event could reduce our revenue and harm our operating results and financial condition.

Risks Related to Our Markets and Strategy

The Internet is not a proven marketing medium.

The future of our business is dependent on the continuing acceptance by travel companies of the Internet as an effective marketing tool, and on the ongoing acceptance by consumers of the Internet as a source for information on offers from travel companies. The adoption of online marketing by travel companies, particularly among those that have historically relied upon traditional advertising methods, requires the acceptance of a new way of conducting business, marketing and advertising. Many of our potential clients have little or no experience using the Internet as a marketing tool, and not all Internet users have experience using the Internet to book travel. As a result, we cannot be sure that we will be able to effectively compete with traditional advertising methods. If we are unable to compete with traditional advertising methods, our business and results of operations could be materially adversely affected.

We may not be able to develop awareness of our brand name.

We believe that continuing to build awareness of the *Travelzoo* brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online advertising opportunities, and we believe it could become more important as competition in our industry increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts. If we fail to successfully promote and maintain our brand, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our business and the value of your shares could be materially adversely affected.

Our business may be sensitive to events affecting the travel industry in general.

Events like the war with Iraq in 2003 or the terrorist attacks on the United States in 2001 have a negative impact on the travel industry. We are not in a position to evaluate the net effect of these circumstances on our business. In the longer term, our business might be negatively affected by financial pressures on the travel industry. However, our business may also benefit if travel companies increase their efforts to promote special offers or other marketing programs. If the events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business and the value of your shares.

We will not be able to attract travel companies or Internet users if we do not continually enhance and develop the content and features of our products and services.

To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services. We may not succeed in developing features, functions, products or services that travel companies and Internet users find attractive. This could reduce the number of travel companies and Internet users using our products and materially adversely affect our business and the value of your shares.

We may lose business if we fail to keep pace with rapidly changing technologies and clients' needs.

Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online advertising. Our current technology may not meet the future technical requirements of travel companies. Trends that could have a critical impact on our success include:

- rapidly changing technology in online advertising;
- evolving industry standards, including both formal and *de facto* standards relating to online advertising;
- developments and changes relating to the Internet;
- competing products and services that offer increased functionality; and
- changes in travel company and Internet user requirements.

If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry's changing technological requirements, our business and the value of your shares could be materially adversely affected.

Our business and growth will suffer if we are unable to hire and retain highly skilled personnel.

Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire and retain skilled personnel, our growth may be restricted, which could adversely affect our future success and the value of your shares.

We may not be able to effectively manage our expanding operations.

We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. As of September 30, 2004, we had 49 employees. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our sales, production, marketing and IT and finance departments. We may not succeed in these efforts. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to revenues, our revenues to decline or grow more slowly than expected and otherwise have a material adverse effect on our business and the value of your shares.

Intense competition may adversely affect our ability to achieve or maintain market share and operate profitably.

We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. These companies have significantly greater financial, technical, marketing and other resources and larger client bases. We also compete with search engines like Google and Overture that offer pay-per-click listings. In addition, we compete with newspapers, magazines and other traditional media companies that provide online advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter the online advertising market. Competition could result in reduced margins on our services, loss of market share or less use of *Travelzoo* by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Loss of any of our key management personnel could negatively impact our business.

Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Ralph Bartel, our Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary. The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan. We do not maintain key person life insurance for any member of our management team. In addition, we expect new members to join our management team in the future. These individuals will not previously have worked together and will be required to become integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.

We may not be able to access third-party technology upon which we depend.

We use technology and software products from third parties including Microsoft. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all. Our business will suffer if we are unable to access this technology, to gain access to additional products or to integrate new technology with our existing systems. This could cause delays in our development and introduction of new services and related products or enhancements of existing products until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our business and the value of your shares could be materially adversely affected.

Risks Related to the Market for our Shares

Our stock price has been volatile historically and may continue to be volatile.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. During the first six months of 2004, the sale prices of our common stock on the Nasdaq SmallCap Market ranged from $7.10 to $31.47 per share. Since our inclusion on the Nasdaq National Market in August 2004, the sale prices of our common stock on the Nasdaq National Market ranged from $30.06 to $105.50. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results; announcements of technological innovations or new products by us or our competitors; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; and news reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

We are controlled by a principal stockholder.

Ralph Bartel, who founded Travelzoo and who is our Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary, is our largest stockholder, holding approximately 83% of our outstanding shares with options to increase his percentage ownership to 85% on a fully-diluted basis. Through his share ownership, he is in a position to control Travelzoo and to elect our entire board of directors.

Risks Related to Legal Uncertainty

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change.

Uncertainty and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

- user privacy;
- anti-spam legislation;
- consumer protection;
- copyright, trademark and patent infringement;
- pricing controls;
- characteristics and quality of products and services;
- sales and other taxes; and
- other claims based on the nature and content of Internet materials.

Claims may be asserted against us relating to shares not issued in our merger with Travelzoo.com Corporation which became effective in 2002.

The merger of Travelzoo.com Corporation into us became effective on April 25, 2002. Stockholders of Travelzoo.com Corporation were allowed a period of two years following the effective date to receive shares of the Company. After April 25, 2004, two years following the effective date, we ceased issuing shares to the former stockholders of Travelzoo.com Corporation. Many of the "Netsurfer stockholders," who had applied to receive shares of Travelzoo.com Corporation in 1998 for no cash consideration, did not elect to receive their shares which were issuable in the merger prior to the end of the two-year period. A total of 4,115,532 of our shares which had been reserved for issuance in the merger were not claimed.

It is possible that claims may be asserted against us in the future by former stockholders of Travelzoo.com Corporation seeking to receive shares in us, whether based on a claim that the two-year deadline for exchanging their shares was unenforceable or otherwise. In addition, one or more jurisdictions, including the Bahamas or the State of Delaware, may assert rights to unclaimed shares under escheat statutes. If such escheat claims are asserted, we intend to challenge the applicability of escheat rights, among other reasons, in that the identity, residency and eligibility of the holders in question cannot be determined. There were certain conditions applicable to the issuance of shares to the Netsurfer stockholders, including requirements that (i) they be at least 18 years of age, (ii) they be residents of the U.S. or Canada and (iii) they not apply for shares more than once. The Netsurfer stockholders were required to confirm their compliance with these conditions, and were advised that failure to comply could result in cancellation of their shares in Travelzoo.com Corporation. Travelzoo.com Corporation was not able to verify that the applicants met the requirements referred to above at the time of their applications for issuance of shares. If claims are asserted by persons claiming to be former stockholders of Travelzoo.com Corporation, we intend to assert that their rights to receive their shares expired two years following the effective date of the merger, as provided in the merger agreement. We also expect to take the position, if escheat or similar claims are asserted in respect of the unissued shares in the future, that we are not required to issue such shares. Further, even if it were established that unissued shares were subject to escheat claims, we would assert that the claimant must establish that the original Netsurfer stockholders complied with the conditions to issuance of their shares. We are not able to predict the outcome of any future claims which might be asserted relating to the unissued shares. If such claims were asserted, and were fully successful, that could result in us being required to issue up to an additional 4,115,532 shares of common stock for no additional payment, which would result in substantial dilution of the ownership interests of the other stockholders, and in our earnings per share, which could adversely affect the market price of the common stock.

In October 2004, we announced a program under which it will make cash payments to persons who establish that they were former stockholders of Travelzoo.com Corporation, and who failed to submit requests for shares in Travelzoo Inc. within the required time period referred to above. In the three months ended September 30, 2004, we recorded a liability of $220,135 related to this program. The total future liability under this program is not reliably estimable because it will depend on the ultimate number of valid requests received and future levels of our common stock price. Our common stock price affects the amount of this liability because the amount of cash payments under the program is based in part on the recent level of the stock price at the date valid requests are received.

We may be unable to protect our registered trademark or other proprietary intellectual property rights.

Our success depends to a significant degree upon the protection of the *Travelzoo* brand name. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

The U.S. Patent and Trademark Office registered the trademark for "Travelzoo" on January 23, 2001. If we are unable to protect our rights in the mark, a key element of our strategy of promoting *Travelzoo* as a brand could be disrupted and our business could be adversely affected. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our business could be materially adversely affected.

We may face liability from intellectual property litigation that could be costly to prosecute or defend and distract management's attention with no assurance of success.

We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. While we have a trademark for "Travelzoo," many companies in the industry have similar names including the word "travel." We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit, and such claims could result in a significant diversion of the efforts of our management personnel. Successful infringement claims against us may result in monetary liability or a material disruption in the conduct of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, negligence, copyright or trademark infringement or other legal claims relating to information that is published or made available in our products. These types of claims have been brought, sometimes successfully, against online services in the past. The fact that we distribute information via e-mail may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our business and the value of your shares could be materially adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to the many risks and uncertainties that exist in our operations and business environment that may cause our actual results, performance or achievements to be different from those expected or anticipated in the forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events could differ significantly from those anticipated in such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this prospectus in the section entitled "Risk Factors" and the risks discussed in our other Securities and Exchange Commission ("SEC") filings. The forward-looking statements included in this prospectus reflect the beliefs of our management on the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events or circumstances occur in the future.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of common stock. The selling stockholders are listed under "Selling Stockholders" beginning on page 11.

We received net proceeds of approximately $28 million from the sale of the shares to the initial purchasers in a private placement in October 2004, after deducting offering expenses and fees payable by us. We agreed to register all of these shares and to pay substantially all of the expenses of offering them under this prospectus. We intend to use the net proceeds of the private placement for new product development, sales and marketing expenditures, potential acquisitions or strategic investments and general corporate purposes.

SELLING STOCKHOLDERS

On September 29, 2004, we entered into a Common Stock Purchase Agreement between us and the selling stockholders, pursuant to which we issued 750,000 shares of our common stock for a purchase price of $40.00 per share and received gross proceeds of $30,000,000. Wedbush Morgan Securities, Inc. ("Wedbush Morgan") acted as the placement agent in connection with this sale and received a $1,800,000 commission for its services. In addition, pursuant to the purchase agreement, we agreed to file a registration statement covering the shares sold to the selling stockholders with the SEC within 30 days of the closing and use all reasonable efforts to cause the registration statement to become effective within 120 days of the closing and maintain the effectiveness of the registration statement until the shares have been sold under the registration statement or may be sold without registration under Rule 144 of the Securities Act. In the event that we fail to timely file the registration statement, if the registration statement is not declared effective within 120 days of the closing, or in certain other instances specified in the purchase agreement, we are required to pay to each selling stockholder liquidated damages equal to one percent of the amount invested by that selling stockholders, and thereafter one percent for each successive month or any portion of that month until the registration statement is effective or we have cured the other events of default. Finally, pursuant to the purchase agreement, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The issuance of the shares of common stock was made pursuant to the exemption from registration provided by Section 4(2) of the Securities Act, and Regulation D promulgated thereunder. Each investor is an accredited investor under the Securities Act and the securities were sold without any general solicitation by the Company or its representatives. The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the shares being offered under this prospectus.

The percentage owned prior to and after the offering reflects the outstanding common shares as of November 11, 2004. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the selling stockholders.

Selling Stockholder	Ownership Prior to Offering		Number of Shares to be Sold	Ownership After the Offering (1)	
	Shares	%		Shares	%
Alexandra Global Master Fund Ltd. (2)	200,000	1.2%	200,000	0	–
SF Capital Partners Ltd. (3)	91,000	*	75,000	16,000	*
Gryphon Master Fund, L.P. (4)	50,000	*	50,000	0	–
Bonanza Master Fund Ltd. (5)	50,000	*	50,000	0	–
Tiger Partners, L.P. (6)	69,900	*	50,000	19,900	*
E*Capital Corporation (7)	45,417	*	45,417	0	–
Trinity Capital (8)	35,833	*	35,833	0	–
UMBTRU (9)	30,000	*	30,000	0	–
John A. Carbona Charitable Remainder Trust (10)	25,000	*	25,000	0	–
Dito Devcar Corporation (11)	25,000	*	25,000	0	–
SuttonBrook Capital Portfolio, L.P. (12)	25,000	*	25,000	0	–
GSSF Master Fund, L.P. (13)	20,000	*	20,000	0	–
Tracer Capital Partners QP, L.P. (14)	14,471	*	14,471	0	–
Richard A. Danzig Defined Benefit Pension Trust (15)	12,500	*	12,500	0	–
Provident Premier Master Fund, Ltd. (16)	12,500	*	12,500	0	–
Yokuzuna Holdings (17)	12,500	*	12,500	0	–
Tracer Capital Offshore Fund, Ltd. (18)	11,996	*	11,996	0	–
Portside Growth and Opportunity Fund (19)	10,000	*	10,000	0	–
J.P. Morgan Cudd & Co.(20)	10,000	*	10,000	0	–

Selling Stockholder	Ownership Prior to Offering		Number of Shares to be Sold	Ownership After the Offering (1)	
	Shares	%		Shares	%
Bost & Co. (21)	10,000	*	10,000	0	–
Basso Multi–Strategy Holding Fund Ltd. (22)	9,500	*	9,500	0	–
Kenneth Williamson	6,250	*	6,250	0	–
Basso Private Opportunity Holding Fund Ltd. (23)	3,000	*	3,000	0	–
F. Dale Lippert & Diane R. Lippert	2,500	*	2,500	0	–
Ramius Capital Group, LLC (24)	2,500	*	2,500	0	–
Tracer Capital Partners, L.P. (25)	1,033	*	1,033	0	–
Total	785,900	4.8%	750,000	35,900	*

* Less than 1%

(1) Assumes the sale of all the shares offered hereby. This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2) Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company ("Alexandra Master Fund"). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(3) Michael A. Roth and Brian J. Stark share voting and/or dispositive power over the shares held by SF Capital Partners Ltd. The selling stockholder is an affiliate of two registered broker-dealers.

(4) E.B. Lyon IV exercises voting and/or dispositive power over the shares held by Gryphon Master Fund, L.P.

(5) Bernay Box exercises voting and/or dispositive power over the shares held by Bonanza Master Fund Ltd. as the President of Bernay Box & Co., the Gerneral Partner of of Bonanza Master Fund Ltd.

(6) Michael Hodge exercises voting and/or dispositive power over the shares held by Tiger Partners, L.P.

(7) E*Capital Corporation is affiliated with Wedbush Morgan Securities, Inc., a registered broker-dealer. E*Capital Corporation is a corporation organized under the laws of California and is governed by a board of directors. While no natural person exercises voting or investment power over the shares offered by this prospectus, primary voting and investment decision making with respect to the shares resides with Mr. Eric Wedbush, as President, C.E.O. and sole director on the Investment Committee of E*Capital Corporation's board of directors. E*Capital Corporation acquired the shares to be registered in the ordinary course of business and it had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities, at the time of acquisition. E*Capital Corporation paid cash for the offered shares and did not receive the shares as transaction-based compensation for investment banking services as underwriters.

(8) Murray Todd exercises voting and/or dispositive power over the shares held by Trinity Capital.

(9) Acting as custodian for Oberweis Emerging Growth Portfolio. James W. Oberweis exercises voting and/or dispositive power over the shares held by the selling stockholder. The selling stockholder is an affiliate of a registered broker-dealer.

(10) John A. Carbona exercises voting and/or dispositive power over the shares held by the John A. Carbona Charitable Remainder Trust.

(11) Richard H. Pickup exercises voting and/or dispositive power over the shares held by Dito Devcar Corporation. The selling stockholder is an affiliate of Wedbush Morgan, a registered broker-dealer.

(12) John London and Steve Weinstein share voting and/or dispositive power over the shares held by SuttonBrook Capital Portfolio L.P.

(13) E.B. Lyon IV exercises voting and/or dispositive power over the shares held by GSSF Master Fund, LP.

(14) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Partners QP, L.P.

(15) Richard A. Danzig exercises voting and/or dispositive power over the shares held by the Richard A. Danzig Defined Benefit Pension Trust, as trustee of the Richard A. Danzig Defined Benefit Pension Trust.

(16) The Investment Advisor to Provident Premier Master Fund, Ltd. Is Gemini Investment Strategies, LLC. The Managing Members of Gemini Investment Strategies, LLC are Messrs. Steven W. Winters and Mr. Richard S. Yakomin. As such, Messrs. Winters and Yakomin may be deemed beneficial owners of the shares. Messrs. Winters and Yakomin, however, disclaim beneficial ownership of such shares.

(17) Seth Fischer exercises voting and/or dispositive power over the shares held by Yokuzuna Holdings.

(18) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Offshore Fund, Ltd.

(19) Ramius Capital Group, LLC ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capiral disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any such shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(20) Acting as custodian for GVIT Small Cap Growth Fund. James W. Oberweis and James D. Oberweis share voting and/or dispositive power over the shares held by GVIT Small Cap Growth Fund.

(21) Acting as nominee for Raytheon Master Pension Trust. James W. Overweis exercises voting and/or dispositive power over the shares held by the selling stockholder. The selling stockholder is an affiliate of a registered broker-dealer.

(22) Basso Asset Management, L.P. is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso Asset Management, L.P., and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(23) Basso Capital Management, L.P. is the Investment Manager to Basso Private Opportunity Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso Capital Management, L.P., and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(24) Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any such shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(25) Riley McCormack exercises voting and/or dispositive power over the shares held by Tracer Capital Partners, L.P.

We prepared the above table based on information supplied to us by the selling stockholders named in the table. Except for E*Capital Corporation, no selling stockholder has indicated that it or any of its affiliates, officers, directors or principal equityholders has had any material relationship with us or our affiliates during the past three years. E*Capital Corporation is an affiliate of Wedbush Morgan. Wedbush Morgan has performed certain financial advisory services for us and our affiliates, including acting as the underwriter in connection with a secondary offering of our common stock by Ralph Bartel in October 2003 and as the placement agent in connection with the private placement of the shares being offered under this prospectus, and may continue to perform certain financial advisory services for us and our affiliates in the future. Other than as disclosed in the footnotes to the table above, no selling stockholder has indicated that such selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

With respect to selling stockholders that are affiliates of broker-dealers, such selling stockholders have informed us that they purchased the shares of our common stock offered by this prospectus in the ordinary course of business , at the time of purchase of those shares, did not have any agreements, understandings or arrangements with any persons, directly or indirectly, to distribute the shares of our common stock offered hereby.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares in one or more transactions (which may include "block" transactions) on the Nasdaq National Market in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents or dealers designated from time to time, and such agents or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser(s) for whom they may act as agent or to whom they may sell as principals, or both. The selling stockholders and any agents or dealers that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling stockholders.

We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling stockholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling stockholders.

At the time a particular offering of the shares of common stock, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock.

EXPERTS

The consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Commission and paying a duplicating charge. Please call the Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Commission also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on The Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Commission allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering, except for information furnished to the Commission on Form 8-K:

- our Annual Report on Form 10-K for the year ended December 31, 2003;
- our Current Report on Form 8-K, filed with the Commission on January 26, 2004;
- our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004;
- our Current Report on Form 8-K, filed with the Commission on April 12, 2004;
- our Current Report on Form 8-K, filed with the Commission on July 13, 2004;
- our Current Report on Form 8-K, filed with the Commission on September 30, 2004; and
- our Current Report on Form 8-K, filed with the Commission on October 13, 2004.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will provide you with copies of any of the documents incorporated by reference into this prospectus, other than exhibits attached to those documents, unless such exhibits are specifically incorporated by reference into the information incorporated herein, without charge. Please direct your written or oral request to Travelzoo, Inc., 590 Madison Avenue, 21st Floor, New York, New York 10022; Attention: Investor Relations, telephone: (212) 521-4200.

750,000 Shares



Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby[**]:

SEC Registration Fee	$ 5,195.02
Accounting Fees and Expenses	$ 10,000.00[*]
Legal Fees and Expenses	$ 20,000.00[*]
Miscellaneous Expenses	$ 1,000.00[*]
Total	$ 36,195.02[*]

---

[*]   Estimated
[**]   The selling stockholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

As permitted by Delaware law, the Registrant's certificate of incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

The Registrant's certificate of incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

The Registrant has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Registrant to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits

See Exhibit Index.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds for believing that it meets the requirements for filing on Form S-3 and has duly caused this pre-effective amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 30, 2004.

TRAVELZOO INC.

By: **/s/ RALPH BARTEL**

Ralph Bartel, Chairman of the Board, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RALPH BARTEL (Ralph Bartel)	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	November 30, 2004
Lisa Su* (Lisa Su)	Controller (Principal Accounting Officer)	November 30, 2004
David Ehrlich* (David J. Ehrlich)	Director	November 30, 2004
Suzanna Mak* (Suzanna Mak)	Director	November 30, 2004
Donovan Neale-May* (Donovan Neale-May)	Director	November 30, 2004
Kelly M. Urso* (Kelly M. Urso)	Director	November 30, 2004

*   By: **/s/ RALPH BARTEL**

Ralph Bartel
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Incorporation of Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
3.2	By-laws of Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
4.1	Common Stock Purchase Agreement dated September 29, 2004 by and between Travelzoo Inc. and the Investors set forth therein.
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock **
10.1	Employment Agreement, dated as of April 1, 2000, between Travelzoo Sales, Inc. and Ralph Bartel (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.2	Stock Option Agreement dated January 22, 2001, between Ralph Bartel and Travelzoo Inc. (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.3	Form of Director and Officer Indemnification Agreement (Incorporated by reference to our Pre-Effective Amendment No. 6 to our Registration Statement on Form S-4 (File No. 333-55026), filed February 14, 2002)
10.4	Addendum to Employment Agreement, entered into on June 17, 2003, between Travelzoo Sales, Inc. and Ralph Bartel (Incorporated by reference to our Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1 (File No. 333-107304), filed October 9, 2003)
21.1	List of Subsidiaries of Travelzoo Inc. (Incorporated by reference to our Form 10-K (File No. 000-50171), filed March 29, 2004)
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1) **
24.1	Power of Attorney **

** Previously filed.

Exhibit 4.1

TRAVELZOO INC.
COMMON STOCK PURCHASE AGREEMENT

THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of September 29, 2004 by and among Travelzoo Inc., a Delaware corporation (the "Company"), and the parties listed on the Schedule of Investors attached hereto as Exhibit A (the "Schedule of Investors") (each hereinafter individually referred to as an "Investor" and collectively referred to as the "Investors").

1. **AGREEMENT TO PURCHASE AND SELL STOCK.**

1.1.   Authorization. As of the Closing (as defined below) the Company will have authorized the issuance, pursuant to the terms and conditions of this Agreement, of up to two million (2,000,000) shares of the Company's Common Stock, $0.01 par value (the "Common Stock").

1.2.   Agreement to Purchase and Sell. The Company agrees to sell to each Investor at the Closing, and each Investor agrees, severally and not jointly, to purchase from the Company at the Closing, the number of shares of Common Stock for the aggregate price set forth beside such Investor's name on the Schedule of Investors, at the price per share for such Investor set forth on the Schedule of Investors. The shares of Common Stock purchased and sold pursuant to this Agreement are collectively referred to herein as the "Purchased Shares."

1.3.   Independent Nature of Investors' Obligations and Rights. Nothing contained herein or in any other agreement or document delivered at Closing, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity or group, or create a presumption that the Investors are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment in the Purchased Shares, effecting sales of Purchased Shares or enforcing its rights under any Transaction Document.

2. **CLOSING.**

2.1.   The Closing. The purchase and sale of the Purchased Shares will take place at the offices of Milbank, Tweed, Hadley & McCloy in Los Angeles, California, at 6:30 a.m., Pacific Time, on the date hereof, or at such other time or place as the Company and Investors who have agreed to purchase a majority of the Purchased Shares listed on the Schedule of Investors mutually agree upon (which time and place is referred to in this Agreement as the "Closing"), but not prior to the date that the last of the conditions listed in Sections 5 and 6 shall have been satisfied or waived by the appropriate parties. At the Closing, (a) the Company will deliver to each Investor the following (the "Company Deliverables"): (i) a copy of the Company's written instructions to its transfer agent to issue a certificate, registered in the name of each Investor, representing the number of Purchased Shares that such Investor has agreed to purchase

1902071   1

hereunder as shown on the Schedule of Investors, and (ii) a duly executed Agreement, and (b) each Investor will deliver to the Company the following (the "Investor Deliverables"): (i) the full purchase price of the Purchased Shares being acquired by it at Closing as set forth in the Schedule of Investors, paid by wire transfer of funds, and (ii) a duly executed Agreement.

3. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to each Investor that, except as set forth in the Disclosure Schedule and Schedule of Exceptions (the "Disclosure Schedule") separately delivered by the Company to the Investors (which Disclosure Schedule shall be deemed to be representations and warranties to the Investors by the Company under this Section and to qualify each of the representations and warranties set forth herein), the statements in the following paragraphs of this Section 3 are all true and correct:

3.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to conduct its business as currently conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could reasonably be expected to, individually or in the aggregate: (a) have a material adverse effect on the business, assets, financial condition, or results of operations or assets of the Company and its subsidiaries (the "Business") or (b) impair in any material respect the Company's ability to perform on a timely basis its obligations under this Agreement (any such effect described in clauses (a) and (b) shall be referred to as a "Material Adverse Effect").

3.2. Capitalization. Immediately before the Closing the capitalization of the Company will consist of the following: 5,000,000 authorized shares of Preferred Stock, $0.01 par value per share (the "Preferred Stock"), none of which are issued and outstanding; and 40,000,000 authorized shares of Common Stock, of which approximately 15,448,204 shares were issued and outstanding as of September 15, 2004. Except for the approximately 2,383,349 shares of Common Stock issuable upon exercise of options outstanding as of June 30, 2004, there are no outstanding options, warrants, rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock except as referred to in the Filings (as defined below). Except as contemplated by this Agreement and except for certain outstanding shares of Common Stock subject to a warrant held by Wedbush Morgan Securities, Inc., no person has any outstanding registration rights, including piggyback rights, with respect to any securities of the Company.

3.3. Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, trust, joint venture, association, or other entity.

3.4. Due Authorization; No Violation. All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement has been taken or will be taken prior to the Closing, and this Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Neither the execution, delivery or performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated thereby will (i) conflict with or result in a breach of any provision of the Certificate of Incorporation of the Company (the "Certificate") or the Company's bylaws, (ii) conflict with, result in a violation or breach of, or cause a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Company or any Subsidiary is a party, which default could reasonably be expected to have a Material Adverse Effect, or (iii) violate any law, statute, rule or regulation or judgment, order, writ, injunction or decree of any governmental authority, in each case applicable to the Company or its subsidiaries (the "Subsidiaries") or any of their respective properties or assets and which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

3.5.   Valid Issuance of Stock. The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for in this Agreement, will be duly and validly issued, fully paid and nonassessable and are not and when issued, sold and delivered will not be subject to preemptive or other similar rights of any stockholder of the Company.

3.6.   Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Agreement, the offer, sale and issuance of the Purchased Shares, or the consummation of the transactions contemplated by this Agreement, except for (i) qualifications or filings under the Securities Act of 1933, as amended (the "Act") and the applicable rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Act and all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement, (ii) the filings required in accordance with Section 9.13, and (iii) filings that have been made or obtained, or will have been made or obtained, prior to the Closing. All such qualifications will be effective on the Closing, and all such filings be made within the time prescribed by law. Assuming that the representations of the Investors set forth in Section 4 below are true and correct, the offer, sale and issuance of the Purchased Shares under the circumstances contemplated by this Agreement and in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Act.

3.7.   Absence of Changes. Since the date as of which information is given in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, as amended, except as set forth in the filings and periodic reports (including Current Reports on Form 8-K furnished to the Commission) of the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such documents, together with the Disclosure Schedule, referred to collectively as the "Disclosure Documents"), there has not been (i) any material adverse change in the Business, (ii) any transaction that is material to the

Company or the Subsidiaries, (iii) any obligation, direct or contingent, that is material to the Company or the Subsidiaries, incurred by the Company or the Subsidiaries, (iv) any change in the outstanding indebtedness of the Company and the Subsidiaries (taken as a whole) that is material to the Company or the Business, (v) any dividend declared, paid or made on the capital stock of the Company, or (vi) any loss or damage (whether or not insured) to the property of the Company or any Subsidiary which has been sustained which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

3.8.　　Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending (or, to the Company's knowledge, currently threatened) against the Company or the Subsidiaries, or their activities, properties or assets, which (i) might prevent the consummation of the transactions contemplated by this Agreement or (ii) if adversely resolved against the Company or the Subsidiaries could reasonably be expected to have a Material Adverse Effect.

3.9.　　Nasdaq Listing. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and is listed on The NASDAQ National Market. The Company has not received any notification that the Commission or the National Association of Securities Dealers, Inc. is contemplating the termination of such registration or listing. The Company has submitted to The NASDAQ Stock Market a Notification Form: Listing of Additional Shares relating to the Purchased Shares. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of the Common Stock on The NASDAQ National Market. The issuance and sale of the Purchased Shares hereunder does not contravene the rules and regulations of The Nasdaq Stock Market.

3.10.　　Exchange Act Filings. The Company has filed or furnished in a timely manner all reports and other information required to be filed ("Filings") with the Commission pursuant to the Exchange Act during the preceding 12 calendar months. On their respective dates of filing or furnishing, the Filings complied in all material respects with the requirements of the Exchange Act, and the published rules and regulations of the Commission promulgated thereunder. On their respective dates of filing or furnishing, the Filings did not include any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and all financial statements contained in the Filings fairly present the financial position of the Company on the dates of such statements and the results of operations for the periods covered thereby in accordance with generally accepted accounting principles consistently applied throughout the periods involved and prior periods, except as otherwise indicated in the notes to such financial statements.

3.11.　　Disclosure. The representations and warranties made by the Company in this Agreement (including the Disclosure Schedule) and the Filings when read together do not contain any untrue statement of a material fact and do not omit to state a material fact necessary to make the statements herein as a whole not misleading.

3.12.　　Governmental Permits, Etc. The Company possesses all licenses, franchises, governmental approvals, permits or other governmental authorizations (collectively, "Authorizations") relating to the operation of the Business, except for those Authorizations the failure of which to possess would not, separately or in the aggregate, have a Material Adverse

Effect. To the Company's knowledge after reasonable investigation, the Company is in compliance with the terms of all Authorizations and all laws, ordinances, regulations and decrees which to the Company's knowledge are applicable to the Business, except for such non-compliance which does not, separately or in the aggregate, have a Material Adverse Effect.

3.13.   Insurance. The Company is covered by insurance with companies the Company believes to be responsible and in such amounts and covering such risks as it believes to be adequate for the conduct of its Business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. The Company has no knowledge that any such carrier has grounds or intends to cancel or fail to renew such policies.

3.14.   Intellectual Property. To the Company's knowledge after reasonable investigation, the Company owns or possesses the patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other rights or interests in items of intellectual property as are necessary for the operation of the Business operated by it (the "Patent and Proprietary Rights"), except where the failure to own or possess such rights would, individually or in the aggregate, not have a Material Adverse Effect. The Company has not received notice of any asserted rights with respect to any of the Patent and Proprietary Rights which, if determined unfavorably with respect to the interests of the Company would, individually or in the aggregate, have a Material Adverse Effect; and the Company has not received notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any of the Patent or Proprietary Rights, which infringement or conflict (if the subject of any unfavorable decision, ruling or finding), individually or in the aggregate, would have a Material Adverse Effect.

3.15.   Investment Company. The Company is not, and is not an affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

3.16.   No Integration. Neither the Company nor any other person acting on the Company's behalf has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Act) which is or will be integrated with the issuance of the Purchased Shares in a manner that would require the registration of the issuance by the Company of the Purchased Shares under the Act.

3.17.   Affiliate Transactions. Except as set forth in the Filings, there are no outstanding contracts, loans, advances or guaranties of indebtedness by the Company or any of its Subsidiaries to or for the benefit of any of (i) its "affiliates," as such term is defined in the Rules and Regulations, (ii) except for immaterial advances in the ordinary course of business, any of the officers or directors of any of its Subsidiaries, or (iii) any of the members of the families of any of them, in each case, required to be set forth in the Disclosure Documents, under the Act or Rules and Regulations.

3.18.   Sarbanes-Oxley. To the Company's knowledge, there is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

4. **REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF INVESTORS.** Each Investor for itself and for no other Investor hereby severally represents and warrants to, and agrees with, the Company, that:

4.1.   <u>Authorization</u>. All corporate action on the part of such Investor and its officers, directors and stockholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Investor under, this Agreement have been taken, and this Agreement constitutes the valid and legally binding obligation of such Investor, enforceable against the Investor in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

4.2.   <u>Purchase for Own Account</u>. The Purchased Shares to be purchased by such Investor hereunder will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of Purchased Shares in compliance with applicable federal and state securities laws. If not an individual, such Investor also represents that such Investor has not been formed for the specific purpose of acquiring Purchased Shares.

4.3.   <u>Disclosure of Information</u>. Such Investor has had an opportunity to review the Disclosure Documents and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Purchased Shares to be purchased by it under this Agreement. Such Investor further has had an opportunity to ask questions of and to receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Investor or to which the Investor had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3, or such Investor's right to rely on the same.

4.4.   <u>Investment Experience</u>. Such Investor understands that the purchase of the Purchased Shares involves substantial risk. Such Investor has experience as an investor in securities of companies like the Company and acknowledges that the Investor is able to fend for itself, can bear the economic risk of such Investor's investment in the Purchased Shares and has such knowledge and experience in financial or business matters that such Investor is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

4.5.   <u>Investor Status</u>. Such Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Act. Such Investor is not a registered broker-dealer under Section 15 of the Exchange Act.

4.6.   Restricted Securities. Such Investor understands that the Purchased Shares are "restricted securities" for purposes of the Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and that under the Act and the Rules and Regulations such securities may be resold without registration under the Act only in limited circumstances. In this connection, such Investor represents that the Investor is familiar with Rule 144 promulgated under the Act ("Rule 144") and understands the resale limitations imposed thereby and by the Act. Such Investor understands that the Company is under no obligation to register any of the Purchased Shares except as provided in Section 7 below.

4.7.   Limitations on Disposition. The Investor will not make any disposition of any of the Purchased Shares unless and until: (a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (b) (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (ii) such Investor shall have furnished the Company, at the expense of such Investor or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act. Notwithstanding the foregoing, no such registration statement or opinion of counsel shall be required: (i) for any routine transfer of any Purchased Shares in compliance with Rule 144 or Rule 144A under the Act (except that an opinion of counsel may be required for other than routine Rule 144 transactions), or (ii) for any transfer of Purchased Shares by an Investor that is a partnership, limited liability company or a corporation to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, or (B) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided, that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 4 (other than Section 4.5) to the same extent as if the transferee were an original Investor hereunder.

4.8.   Legends. It is understood that the certificates evidencing the Purchased Shares will bear legends substantially as set forth below:

(a)   THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(b)   THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF, AND MAY HAVE CERTAIN REGISTRATION RIGHTS PURSUANT TO, THE PROVISIONS OF A PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE HOLDER, WHICH MAY RESTRICT THE TRANSFER OF SUCH SHARES IN CERTAIN CIRCUMSTANCES. A COPY OF SUCH AGREEMENT MAY BE OBTAINED, WITHOUT CHARGE, AT THE COMPANY'S PRINCIPAL OFFICE.

The legends set forth in (a) and (b) above shall, upon the request of an Investor, be promptly removed by the Company from any certificate evidencing Purchased Shares upon delivery to the Company of an opinion of counsel satisfactory to the Company that the legended security may be freely transferred in a public sale without a registration statement being in effect under the Act; provided, however, that no such opinion shall be required after the Shelf Registration Statement (as defined below) is declared effective by the Commission. In connection with any such opinion, the Investor shall provide such certifications as may reasonably be deemed necessary for the delivery of such opinion.

4.9.   Further Limitations on Disposition.   Such Investor has not and will not, prior to the Closing, if then prohibited by law or regulation, sell, dispose of, or grant any right with respect to (collectively, a "Disposition"), its Purchased Shares, nor will such Investor engage in any hedging or other transaction which is designed or could reasonably be expected to lead to or result in a Disposition by the Investor of its Purchased Shares prior to such date. In addition, such Investor represents that as of the date of this Agreement the Investor does not have any existing short position in the Common Stock nor has the Investor executed any derivative instruments with any third party, which in either case is designed to dispose of its Purchased Shares prior to the Closing.

5.   CONDITIONS TO INVESTOR'S OBLIGATIONS AT CLOSING.

5.1.   Closing. The obligations of each Investor under Section 1 of this Agreement to purchase the Purchased Shares at the Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, and the Company shall use all reasonable efforts to cause such conditions to be satisfied on or before the Closing:

(a)   Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

(b)   Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

(c)   Compliance Certificate. The Company shall have delivered to the Investors at the Closing a certificate signed on its behalf by its President, Chief Executive Officer or

Chief Financial Officer certifying that the conditions specified in Sections 5.1(a) and 5.1(b) have been fulfilled.

(d) <u>Registration; Securities Exemptions</u>. The offer and sale of the Purchased Shares to the Investors pursuant to this Agreement shall be exempt from the registration requirements under the Act and the registration and/or qualification requirements of all applicable state securities laws.

(e) <u>No Material Change</u>. There shall have been no material adverse change in the Business from the date of this Agreement and since the date of this Agreement, no event shall have occurred which has caused or could reasonably be expected to cause a Material Adverse Effect.

(f) <u>Opinion of Counsel</u>. The Investors shall have received an opinion of counsel to the Company substantially in the form of <u>Exhibit B</u> attached hereto.

(g) <u>Company Deliverables</u>. The Company shall have delivered to the Investors all of the Company Deliverables.

(h) <u>Closing Date</u>. The Closing shall have occurred no later than October 15, 2004.

(i) <u>Listing</u>. The Purchased Shares shall have been approved for listing, subject only to notice of issuance, on the Nasdaq National Market, and the Common Stock shall not have been suspended from trading at any time since August 24, 2004.

(j) <u>Legal Proceedings</u>. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or enacted any law of order (whether temporary, preliminary or permanent) or taken any other action which prohibits or makes illegal consummation of the transactions contemplated by this Agreement, and there shall be no suit, claim, action, proceeding or governmental investigation pending against the Company or the Investors which seeks to challenge the transactions contemplated by this Agreement.

6. **CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING.**

6.1. <u>Closing</u>. The obligations of the Company under this Agreement to sell the Purchased Shares to each Investor at the Closing are subject to the fulfillment by such Investor, or waiver by the Company, on or before the Closing, of each of the following conditions, and each Investor shall use all reasonable efforts to cause such conditions with respect to such Investor to be satisfied on or before the Closing:

(a) <u>Representations and Warranties</u>. The representations and warranties of the Investor contained in Section 4 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

(b) <u>Payment of Purchase Price</u>. The Investor shall have delivered to the purchase price for the Purchased Shares specified for such Investor on the Schedule of Investors attached hereto, in accordance with the provisions of Section 2.

(c) <u>Registration; Securities Exemptions</u>. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements under the Act and the registration and/or qualification requirements of all other applicable state securities laws.

(d) <u>Investor Deliverables</u>. The Investor shall have delivered all of the Investor Deliverables with respect to such Investor.

(e) <u>Legal Proceedings</u>. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or enacted any law of order (whether temporary, preliminary or permanent) or taken any other action which prohibits or makes illegal consummation of the transactions contemplated by this Agreement, and there shall be no suit, claim, action, proceeding or governmental investigation pending against the Company or the Investors which seeks to challenge the transactions contemplated by this Agreement.

7. **<u>REGISTRATION RIGHTS</u>.**

7.1.   <u>Definitions</u>. For purposes of this Section 7:

(a) <u>Form S-3</u>. The term "<u>Form S-3</u>" means such form under the Act as is in effect on the date hereof or any successor registration form under the Act subsequently adopted by the Commission that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

(b) <u>Holder</u>. The term "<u>Holders</u>" shall mean holders of Registrable Securities.

(c) <u>Registration</u>. The terms "<u>register</u>," "<u>registered</u>," and "<u>registration</u>" refer to a registration effected by preparing and filing a registration statement in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement.

(d) <u>Registrable Securities</u>. The term "<u>Registrable Securities</u>" means: (1) all of the Purchased Shares, and (2) any shares of Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the Purchased Shares; provided, however, that the term "Registrable Securities" shall not include (i) any Registrable Securities sold or transferred by a person in a transaction in which the registration rights granted under this Agreement are not assigned in accordance with the provisions of this Agreement, (ii) any Registrable Securities sold in a public offering pursuant to a registration statement filed with the Commission or which have been distributed to the public pursuant to Rule 144 (or any successor provision) under the Act or (iii) as to any Holder, the Registrable Securities held by such Holder if all of such Registrable Securities can be publicly sold within a three-month period pursuant to Rule 144, either because the

Holder holds 1% or less of the Company's then outstanding Common Stock or because the Holder has held its Registrable Securities for the time period specified in Rule 144(k).

(e) <u>Prospectus</u>. The term "<u>Prospectus</u>" shall mean the prospectus included in any Shelf Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Act), as amended or supplemented by any prospectus supplement (including, without limitation, any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Shelf Registration Statement), and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(f) Shelf Registration Statement. See Section 7.2(a).

7.2. <u>Form S-3 Shelf Registration</u>.

(a) <u>Registration; Liquidated Damages</u>. The Company shall prepare and file with the Commission within 30 days following the Closing (the "<u>Filing Date</u>") and use all reasonable efforts to have declared effective as soon as practicable thereafter, but in any event by the 120th day following the Closing (the "<u>Effectiveness Date</u>"), a registration statement on Form S-3 (or, if the Company is not then eligible to use Form S-3, then on another appropriate form) providing for the resale by the Holders of all of the Registrable Securities (the "<u>Shelf Registration Statement</u>"). The Shelf Registration Statement may include securities other than those held by Holders. If (i) the Shelf Registration Statement is not filed by the Filing Date, or (ii) is not declared effective by the Effectiveness Date, or (iii) after the date such Shelf Registration Statement is first declared effective by the Commission, such Shelf Registration Statement ceases, other than as set forth in Section 7.2(b), to be effective and available to the Holders as to all Registrable Securities to which it is required to cover at any time prior to the time when the Company is no longer required to keep such Shelf Registration Statement effective in accordance with this Section, then, in addition to the right of each Holder to avail itself of any remedies under this Agreement or applicable law, (x) for and upon each such event the Company shall pay to each Holder (pro rata in accordance with their ownership of Registrable Securities) cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate purchase price for each Registrable Security then held by such Holder, and (x) on each monthly anniversary of each such event (if the applicable event shall not have been cured by such date, and pro rata for any period of less than one month) until the applicable event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the Purchase Price for each Registrable Security then held by such Holder; <u>provided</u>, <u>however</u>, that the Company shall not be obligated to pay to any Holder an amount in excess of 10.0% of the Purchase Price for each Registrable Security then held by such Holder. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The Company shall use its best efforts to keep the Shelf Registration Statement continuously effective (subject to Section 7.2(b)), pursuant to the Act and the Rules and Regulations promulgated thereunder, until (i) the date when such Registrable Securities cease to meet the definition of Registrable Securities pursuant to Section 7.1, or (ii) the Company's obligations hereunder terminate. In the event that the Shelf Registration Statement shall cease to be effective, the Company shall promptly prepare and file a new registration statement covering the Registrable Securities and shall use its best efforts to have such registration statement declared effective as soon as possible. Any such registration statement shall be considered a "Shelf Registration Statement" hereunder.

(b)   <u>Blackout Notice</u>. In the event (i) that the Company concludes in good faith that it is necessary for the Company to supplement the Prospectus or make an appropriate filing under the Exchange Act so as to cause the Prospectus to become current, or (ii) that, in the good faith judgment of the Chief Executive Officer or the Board of Directors of the Company, it is advisable to suspend use of the Prospectus for a discrete period of time due to undisclosed pending corporate developments or pending public filings with the Commission (which need not be described in detail in the Blackout Notice), the Company shall deliver a written notice (the "<u>Blackout Notice</u>") to the Holders to the effect of the foregoing and, upon delivery of the Blackout Notice, the Holders shall not sell any Purchased Shares pursuant to the Prospectus and shall not disclose to any third party that such a notice has been given or the contents of the notice; provided, however, that the Company shall not give a Blackout Notice more than two times in any 12 month period. Thereafter, each Holder shall once again be entitled to sell Purchased Shares pursuant to the Prospectus (as amended or supplemented) upon the Holder's receipt of copies of the supplemented or amended Prospectus, or at such time as the Holder is advised in writing by the Company that the Prospectus may be used, and at such time as the Holder has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus and which are required to be delivered as part of the Prospectus. In any event, such restrictions shall terminate no later than 45 days after the date of delivery of the Blackout Notice. If the Company has delivered a Blackout Notice within 90 days of the date that it delivers another Blackout Notice pursuant this section, then the 45-day time period set forth in the preceding sentence shall be shortened so that the restrictions imposed by the Blackout Notice shall expire no later than 30 days after delivery of such Blackout Notice.

7.3.   <u>Expenses</u>. All fees and expenses incurred in connection with any registration of Registrable Securities under this Agreement, including but not limited to registration, qualification and listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, reasonable road show expenses, and expenses of the Company's auditors, transfer agent and other agents and advisors, and all other expenses included by the Company in complying with this Section 7, shall be borne by the Company. Each Holder shall be responsible for any fees and expenses of its counsel or other advisers; and all underwriting discounts and selling commissions relating to Registrable Securities registered on behalf of the Holders shall be borne by the Holders of the Registrable Securities included in the such registration *pro rata* on the basis of the number of shares so registered.

7.4. <u>Obligations of the Company</u>. In connection with the registration of Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

(a) Furnish to each Holder without charge such number of copies of a Prospectus, including a preliminary Prospectus, in conformity with the requirements of the Act, and such other documents as each Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by it that are included in such registration.

(b) Use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(c) Notify the Holders promptly (i) of any request by the Commission or any other federal or state governmental authority during the period of effectiveness of a registration statement for amendments or supplements to such registration statement or related prospectus or for additional information related thereto, (ii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(d) Make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement at the earliest possible time.

(e) (i) Prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such registration statement and the Prospectus used in connection with such registration statements as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement and as may be necessary to keep the registration statement continuously effective for the period set forth in this Agreement; (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 promulgated under the Act; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the registration statement or any amendment thereto and, as promptly as reasonably possible, upon request, provide the

Holders true and complete copies of all correspondence from and to the Commission relating to the registration statement; and (iv) comply in all material respects with the provisions of the Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the registration statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the registration statement as so amended or in such Prospectus as so supplemented.

(f)   Furnish to the Holders copies of the registration statement, any related Prospectus and any amendment or supplement thereto, proposed to be filed and provide such Holders and such legal counsel reasonable opportunity to review and comment on such registration statement, Prospectus, amendment or supplement. The Company shall not file the registration statement or any such Prospectus or any amendments or supplements thereto to which the Holders of 66-2/3% of the Registrable Securities shall reasonably object in good faith, provided that the Company is notified of such objection in writing no later than five business days after the Holders have been so furnished copies of such documents.

(g)   In the event that the Registrable Securities are being offered in an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering, and shall participate and cooperate with the underwriters in connection with any road show or marketing activities customary for an underwritten public offering; provided that the executive officers of the Company will not be required to participate in "road shows" relating to more than four registration statements that are deemed to be effected pursuant to Section 7.2. In addition, the Company shall use reasonable best efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the legal counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

7.5.   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 7.2(a) in respect of any Holder that the Holder shall furnish to the Company such information regarding it, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and as shall be required to timely effect the registration of its Registrable Securities.

7.6.   Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

(a) <u>By the Company</u>. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of such Holder and each person, if any, who controls such Holder or such persons (such persons and entities referred to as "<u>Holder Indemnified Parties</u>"), against any losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses to which any of them may become subject (a "<u>Loss</u>"), insofar as such Losses (or actions in respect thereof) arise out of any claim, action or proceeding brought by a third party arising out of or based upon any of the following statements, omissions or violations (collectively a "<u>Violation</u>"):

(i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed pursuant to this Section 7;

(ii) the omission or alleged omission to state in a registration statement filed pursuant to this Section 7 a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(iii) any violation or alleged violation by the Company of the Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any federal or state securities law, in each case in connection with the offering covered by such registration statement;

and the Company will reimburse each Holder Indemnified Party for any legal or other expenses reasonably incurred by it, as incurred, in connection with investigating or defending any such Violation; *provided, however*, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such Loss, if such settlement is effected without the consent of the Company, nor shall the Company be liable in any such case for any such Loss to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration statement by such Holder Indemnified Party; and provided further, that the Company will not be liable for the reasonable legal fees and expenses of more than one counsel to the Holder Indemnified Parties for each such Violation.

(b) <u>By the Holder</u>. To the extent permitted by law, each Holder will, severally and not jointly, indemnify and hold harmless the Company, each of its officers, directors, agents and employees, and each person, if any, who controls the Company or such persons (such persons and entities referred to as "<u>Company Indemnified Parties</u>") against any Losses to which such Company Indemnified Parties may become subject, insofar as such Losses (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration statement; and the Holder will reimburse any legal or other expenses reasonably incurred by such Company Indemnified Parties in connection with investigating or defending any such

Violation; *provided, however*, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of the applicable Holder; *provided further*, that the Holders shall not be liable for the reasonable legal fees and expenses of more than one counsel to the Company Indemnified Parties; and *provided further*, that the total amounts payable in indemnity by any Holder under this subsection in respect of all Violations shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violations arise.

(c) Notice. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section, deliver to the indemnifying party a written notice of the commencement of such an action and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to a majority in interest of the indemnified parties; *provided, however*, that an indemnified party shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if the indemnified party has been advised in writing by counsel that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section to the extent such delay caused material prejudice to the indemnified party, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section.

(d) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and the Holder are subject to the condition that, insofar as they relate to any Violation made in a prospectus but eliminated or remedied in an amended prospectus or a prospectus supplement on file with the Commission (the "Final Prospectus"), such indemnity agreements shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished in a timely manner to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Act.

(e) Contribution. If the indemnification provided for in this Section is held by a court of competent jurisdiction to be unavailable to an indemnified party, other than pursuant to its terms, with respect to any Loss referred to therein, then, subject to the limitations contained in this subsection, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and

the indemnified party on the other in connection with the actions that resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the Violation related to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this subsection were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection. In no event shall any Holder's contribution obligation under this subsection exceed the proceeds actually received by such Holder from the sale of Registrable Securities included in such registration. The amount paid or payable by an indemnified party as a result of the Losses referred to above in this subsection shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim, subject to the provisions of subsection. No person guilty of fraudulent misrepresentation (within the meaning of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) Survival. The obligations of the Company and the Holders under this Section shall survive the completion of any offering of Registrable Securities in a registration statement, and otherwise.

7.7. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may at any time permit the sale of the Registrable Securities to the public without registration, for so long as any Holder owns any Registrable Securities, the Company agrees to:

(a) Make and keep adequate, current public information available, as those terms are understood and defined in Rule 144, at all times;

(b) File with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and

(c) So long as any Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration; *proviced*, that the Company shall not be required to provide, under this paragraph, any reports or documents which are publicly available on the Commission's EDGAR system.

7.8.   <u>Termination of Company's Obligations</u>. The Company shall have no obligation to register, or maintain, a registration statement governing Registrable Securities, (i) if all Registrable Securities have been registered and sold pursuant to registrations effected pursuant to this Agreement, or (ii) with respect to any particular Holder, at such time as all Registrable Securities held by such Holder may be sold within a three-month period under Rule 144, either because the Holder holds 1% or less of the Company's then outstanding Common Stock or because the Holder has held its Registrable Securities for the time period specified in Rule 144(k).

7.9.   <u>Piggyback Registrations</u>.

(a)   <u>Registration</u>. If at any time or from time to time during the period when the Company is required to maintain the effectiveness of a Shelf Registration Statement there is not an effective Shelf Registration Statement covering all of the Registrable Securities, the Company shall use its best efforts to notify all Holders of Registrable Securities in writing at least 20 days before filing any registration statement under the Act for purposes of effecting an underwritten public offering by the Company of securities of the Company (excluding registration statements relating to any employee benefit plan or a corporate merger, acquisition or reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within 10 days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any such registration statement filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. The Holders' rights to include any Registrable Securities in any offering under this Section are subject in all events to the ability of the managing underwriter for such offering to exclude some or all of the Registrable Securities requested to be registered on the basis of a good faith determination that inclusion of such securities might adversely affect the success of the offering or otherwise adversely affect the Company; *provided, however*, that no Registrable Securities shall be excluded from any such offering if any securities of the Company other than Registrable Securities are included in such offering for resale by any person other than the Company. Any such exclusion shall be pro rata among all Holders who have requested to sell Registrable Securities in such registration.

(b)   <u>Underwriting</u>. If a registration statement under which the Company gives notice under this Section is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in a registration pursuant to this Section shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting and shall furnish such information and documents as the Company or the managing underwriter or underwriters may reasonably request. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude Registrable Securities from the registration and the underwriting, pro rata among all Holders who have requested to sell Registrable Securities in such registration; *provided, however,* that no Registrable Securities shall be excluded from any such offering if any securities of the Company other than Registrable Securities are included in such offering for resale by any person other than the Company. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw such Holder's Registrable Securities therefrom by written notice to the Company and the underwriter, delivered at least 10 business days after the terms of such underwriting are disclosed to the Holder. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

7.10.   Limitations on Subsequent Registration Rights. From and after the date hereof, the Company shall not enter into any agreement granting any holder or prospective holder of any securities of the Company registration rights with respect to such securities that would prevent or prohibit the Company from performing its obligations to the Holders herein, without the consent of Holders of at least a majority of the Registrable Securities.

8.   **ASSIGNMENT.** Notwithstanding anything herein to the contrary, the registration rights of any Holder under Section 7 hereof may be assigned to any person or party (an "Assignee") who acquires from the Holder any of shares of Registrable Securities; *provided,* that (w) no party may be assigned any of the foregoing rights until the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the Assignee and identifying the securities of the Company as to which the rights in question are being assigned; (x) any such Assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement; and (y) no such assignment or assignments shall increase the obligations of the Company hereunder.

9.   **MISCELLANEOUS.**

9.1.   Survival of Warranties. The representations, warranties and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investors, their counsel or the Company, as the case may be.

9.2.   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.

9.3.   Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed under the internal laws of the State of New York applicable to agreements entered into and to be performed entirely within New York, without reference to principles of conflict of laws or choice of laws.

9.4.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.5.   Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

9.6.   Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified, when sent by fax or three business days after being mailed, by registered or certified mail, postage prepaid, addressed to the party to be notified in the case of the Company, at 590 Madison Avenue, 21st Floor, New York, New York 10022 (telecopier: (212) 521-4230) Attention: Mr. Ralph Bartel, or in the case of Investor, at the address for such Investor as reflected on the signature page to this Agreement, or at such other address as any party may designate by giving 10 days' written notice to the Investors or the Company, as appropriate.

9.7.   Finder's Fees. Each Investor shall severally indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) based on any undertaking or agreement by such Investor or any of its officers, partners, employees or representatives. The Company shall indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) based on any undertaking or agreement by the Company or any of its officers, employees or representatives.

9.8.   Costs, Expenses. Each party's costs in connection with the preparation, execution delivery and performance of this Agreement (including legal fees) shall be borne by that party.

9.9.   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and Investors holding a majority of the Purchased Shares purchased or, prior to the Closing to be purchased, hereunder; provided, however, that no amendment or waiver of the Company's obligations under Section 7 of this Agreement that significantly and adversely affects the rights of a holder of Purchased Shares shall be binding upon that holder unless that holder has consented in writing to such amendment or waiver. Subject to the limitations set forth in the preceding sentence, any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Purchased Shares at the time outstanding (even if such Investor or other holder did not vote with respect to, or voted against, such amendment or waiver), each future holder of such securities, and the Company. The Investors acknowledge that by virtue of this provision, holders of a majority of the Purchased Shares may bind other holders to amendments or waivers that such other holders may have voted to oppose.

9.10.   Severability. If one or more provisions of this Agreement are held to be invalid, illegal or unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms, as long as the remaining provisions are sufficient to carry out the overall intentions of the parties as expressed herein.

9.11.   Entire Agreement. This Agreement, together with any exhibits or schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements or understandings among the parties with respect to the subject matter hereof.

9.12.   Further Assurances. From and after the date of this Agreement, upon the request of an Investor or the Company, the Company and the Investors shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

9.13.   Securities Laws Disclosure; Publicity. By 8:30 a.m. (New York City time) on the first business day after the Closing Date, the Company shall issue a press release disclosing the transactions contemplated hereby and file a Current Report on Form 8-K disclosing the material terms of the transactions contemplated hereby. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Nasdaq National Market.

9.14.   Integration. The Company shall use its best efforts to ensure that neither it nor any affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Act) that would be integrated with the offer or sale of the Purchased Shares in a manner that would require the registration under the Act of the sale of the Purchased Shares to the Investors.

9.15.   Acknowledgement. Each Investor acknowledges and agrees that the Company has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article 3. The Company acknowledges and agrees that no Investor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Article 4.

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IN WITNESS WHEREOF, the parties hereto have executed this Common Stock Purchase Agreement as of the date first above written.

THE COMPANY

TRAVELZOO INC.,
a Delaware corporation

By: _____
      Name: Ralph Bartel
      Title: Chairman of the Board, Chief
              Executive Officer and Chief Financial
              Officer

INVESTOR

_____
Name of Investor

By: _____
     Name:
     Title:

Address of Investor:

_____
_____
_____
_____
_____
Telecopier number: _____

**[COUNTERPART SIGNATURE PAGE
COMMON STOCK PURCHASE AGREEMENT]**

SCHEDULE OF INVESTORS

Name and Address of Investor	Number of Purchased Shares	Price Per Share	Aggregate Purchase Price
Total:			

EXHIBIT B

FORM OF LEGAL OPINION

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Travelzoo Inc.:

We consent to the incorporation by reference in the Pre-effective Amendment No. 2 to the registration statement on Form S-3 of Travelzoo Inc. (SEC File No. 333-119700) of our report dated January 25, 2004, with respect to the consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Travelzoo Inc. and to the reference to our firm under the heading "Experts" in the registration statement.

Mountain View, California
November 30, 2004